United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

DOMINO’S PIZZA

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 14, 2025

Dear fellow Domino’s shareholders,

Proposal Six in Domino’s proxy statement is our advisory proposal to give shareholders with an aggregate of at least 15% of outstanding common stock the right to call special meetings. The Board has put forth a competing (binding) proposal, Proposal Five, seeking a Charter amendment to provide this right at a 25% threshold. The Board now asks shareholders to vote AGAINST our proposal (which requires only a simple majority of votes cast to pass) and FOR theirs (which requires a 75% supermajority of all outstanding shares to pass).

First, Domino’s Board claims our proposed 15% threshold would be costly and disruptive—but this argument lacks merit.

Indeed, the right to call a meeting does not mean frequent or unnecessary meetings. Special meetings are rare, precisely because shareholders must still coordinate and justify their necessity. They are called only in extraordinary circumstances when waiting for an annual meeting is impractical.

Further, 15% is a well-established standard. As our proposal notes, ISS, Glass Lewis, and major institutional investors—including BlackRock and Vanguard—recognize 15% as an appropriate threshold. And many companies, including those in the S&P 500, have adopted this standard, acknowledging its balance between shareholder rights and protection against abuse.

In fact, Domino’s own leaders recognize this, having supported lower thresholds elsewhere.

For instance, with Domino’s own Executive Chair (David Brandon) as a Board member, in 2023, DTE Energy put forth its own proposal to lower its special meeting threshold from 25% to 15%.

In its proposal, DTE’s Board made many of the points Domino’s now makes against our proposal regarding too small a threshold being problematic. But unlike Domino’s, DTE’s Board (again, including Mr. Brandon) concluded: “We believe that our proposed 15% ownership threshold appropriately balances [the] concerns with the need for shareholders to have a mechanism by which to discuss extraordinary events in a timely manner. The Board also believes that adoption of the proposed 15% ownership threshold is appropriate because the company is committed to high standards of corporate governance.”

Moreover, although Domino’s opposition statement touts its governance practices, its governance profile is actually quite concerning.

For instance, it has a plurality voting standard for uncontested director elections, doesn’t give shareholders the right to act by written consent, has a non-independent Board Chair, and has certain ultra-high 75% supermajority voting requirements.

Speaking of Domino’s supermajority voting requirements, they are highly relevant to evaluating Proposals Five and Six.

Although the proxy statement includes a Board proposal to eliminate supermajority requirements, the 75% requirement for Charter amendments is still currently in place and serves as the standard for which any Charter amendment proposed on the 2025 proxy statement must be approved.

Thus, because the Board’s special meetings proposal is for such an amendment, it requires 75% of outstanding shares to pass. By contrast, because our special meetings proposal is not a direct charter amendment, it needs only a simple majority of votes cast to pass. (And if the elimination of supermajority voting is approved at this year’s meeting, any later action taken to implement the proposal would not be subject to such restrictively high standards.)

Imagine that, per the Board’s recommendation, our proposal fails. Though imagine, also, that it receives high support—say in the 49% range. Now imagine that theirs receives a high vote too, but one that falls just short of the required supermajority of all outstanding shares—say, 74%. In that case, most shareholders would’ve clearly requested the right to call special meetings, but neither proposal would’ve technically passed and we could be left with none.

In fact, the 49% and 74% scenario is not just a hypothetical one.

In 2021, a Bloomin’ Brands shareholder passed a proposal to eliminate supermajority requirements (which, like Domino’s, were set at an ultra-high 75%). So, in 2022, Bloomin’s Board put forth a binding amendment to eliminate supermajority voting—just as Domino’s Board has done this year. Simultaneously, Bloomin’ also faced a shareholder proposal asking it to adopt a special meeting right in 2022—just as Domino’s is now facing this year.

So, with the company’s 75% supermajority provision still in place, Bloomin’s Board opposed that proposal and put forth its own competing proposal to adopt a special meeting right at a 25% threshold—just as Domino’s Board has done this year. It’s the exact same scenario. In fact, even the proposal numbers (Five and Six) are the same.

The Bloomin’ shareholder proposal on special meetings won 49.5% of votes needed to pass—just half-a-percent short. Meanwhile, the Board’s competing proposal won 74% of the votes needed to pass—just one percent short.

So, if you want the right to call special meetings and plan to support the Board’s proposal, please also support ours. Consider it an insurance policy. Because if the Board’s proposal fails to achieve the ultra-high 75% supermajority it needs to pass and ours also doesn’t pass, shareholders could be left with no special meeting right at all.

While Boards can voluntarily act in response to a high shareholder vote (as Bloomin’s ultimately did in 2023, albeit at a higher threshold than many shareholders voted for), the greater concern is that if neither proposal passes—even if just by a narrow margin—the Board may simply do nothing. In fact, that’s what Domino’s Board has done before. In 2015, a shareholder proposal seeking proxy access fell just short of 50% of the votes required to pass, yet the Board failed to adopt the request. It wasn’t until almost a decade later, in 2023, that Domino’s shareholders finally gained proxy access.

In short, voting for our proposal, which requires substantially fewer votes to pass than the Board’s, provides the greatest chance that a critical tool for shareholder rights and Board accountability will be established.

Finally, we note that for all the Board’s discussion about its attention to governance matters, its response to our Proposal seems to be taken almost verbatim from Bloomin’s response to the similar 2022 proposal it faced.

Not only is the scenario precisely the same (again, down to the proposal numbers) but much of the language in Domino’s opposition statement is essentially a verbatim reproduction of the one Bloomin’ used in 2022. For example, consider the opening to each company’s opposition statement:

The opening to Bloomin’s 2022 opposition statement	The opening to Domino’s 2025 Opposition Statement
The Board has carefully considered this stockholder proposal and believes that it is not in the best interests of our stockholders for the reasons outlined below.	The Board…has carefully considered this shareholder proposal and believes that it is not in the best interests of our shareholders for the reasons outlined below.
Accordingly, the Board unanimously recommends that stockholders vote AGAINST this Proposal No. 6 and instead approve the Company’s special meeting right proposal outlined in Proposal No. 5.	Accordingly, the Board…unanimously recommends that stockholders vote AGAINST this Proposal Six and instead approve the Company’s special meeting right proposal outlined in Proposal Five…
Our Company’s Special Meeting Right Proposal is More Consistent with Market Practice	Our Company’s Special Meeting Right Proposal is More Consistent with Current Market Practice

We are recommending that our stockholders approve the amendments to the Charter described in Proposal No. 5, which would enable stockholders who hold, in the aggregate, at least 25% of our outstanding common stock to request a special meeting of stockholders.

We are recommending that our shareholders approve the amendments...described in Proposal Five, which would enable shareholders who hold, in the aggregate, at least 25% of our outstanding common stock to request a special meeting of shareholders.

In contrast, the stockholder proposal described in this Proposal No. 6 asks the Board to take steps to allow stockholders who hold, in the aggregate, at least 10% of our common stock to call special meetings.

In contrast, the shareholder proposal described in this Proposal Six asks the Board of Directors to take steps to allow shareholders who hold, in the aggregate, at least 15% of our common stock to call special meetings.

A 25% ownership threshold is more consistent with market practice.	A 25% ownership threshold is more consistent with current market practice…

According to data from Deal Point Data, a corporate governance database, approximately 50.4% of the companies included in the S&P 500 that afford stockholders the right to request a special meeting have set the ownership threshold for the exercise of such a right at 25% or greater, while only 24% have adopted a 10% ownership threshold.

According to data from Deal Point Data, a corporate governance database, the most common ownership threshold among the companies included in the S&P 500 that afford shareholders the right to request a special meeting is 25% with approximately 47% of the S&P 500 companies that afford shareholders the right to request a special meeting having set the ownership threshold for the exercise of such a right at 25% or greater, while only 16.7% have adopted a 15% ownership threshold.

Our Company’s Special Meeting Right Proposal More Appropriately Balances Stockholder Rights with the Protection of the Long-Term Interests of the Company and our Stockholders	Our Company’s Special Meeting Right Proposal More Appropriately Balances Shareholder Rights with the Protection of the Long-Term Interests of the Company and our Shareholders

In addition to not aligning with market practice, the Board believes that the stockholder proposal does not strike the appropriate balance between enhancing stockholder rights and protecting the long-term interests of the Company and our stockholders.

The Board of Directors believes that the shareholder proposal does not strike the appropriate balance between enhancing shareholder rights and protecting the long-term interests of the Company and our shareholders.

In fact, not only is Domino’s opposition statement concerningly similar to Bloomin’s, but so is the Board’s competing proposal. For example, let’s examine the openings of those proposals too:

From the opening to Bloomin’s 2022 Board proposal	From the opening to Domino’s 2025 Board proposal

Our stockholders do not presently have the right to request that the Company call a special meeting of stockholders, and, as part of the Board’s and the Nominating and Corporate Governance Committee’s ongoing review of the Company’s corporate governance standards, the Board and the Nominating and Corporate Governance Committee considered whether it was appropriate and timely to provide stockholders with the right to request a special meeting of stockholders.

Our shareholders do not presently have the right to request that the Company call a special meeting of shareholders. As part of the Board’s and the Nominating and Corporate Governance Committee’s ongoing review of the Company’s corporate governance standards, the Board and the Nominating and Corporate Governance Committee have continued to consider whether it was appropriate and timely to provide shareholders with the right to request a special meeting of shareholders.

To be clear, we recognize that companies may take similar positions on certain governance matters. But we believe that when it comes to something as important as the protection of its shareholders, more is expected from our company than canned responses from competitors’ playbooks.

In conclusion, please vote “FOR” Proposal Six.

Domino’s lack of special meeting right is just one major governance deficiency within a long list of others. While the Board now proposes a 25% threshold, this is an insufficient concession that does not provide meaningful shareholder access, as demonstrated by the comments of other companies where Domino’s own current directors serve. A 15% threshold is reasonable and widely supported. Rather than adopt it, the Board seems to copy extensively from the playbook of another company to oppose it—despite the fact (or perhaps precisely because of it) that ours only requires a simple majority to pass while theirs requires a supermajority. We ask that you reject the Board’s entreaties and vote FOR our proposal to ensure that shareholders have a real voice when it matters most.

Thank you for your attention and consideration. We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal Six.